UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

HANCOCK PARK CORPORATE INCOME, INC.
(Name of Subject Company (Issuer))

HANCOCK PARK CORPORATE INCOME, INC.
(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

Bilal Rashid
President and Chief Executive Officer
Hancock Park Corporate Income, Inc.
10 S. Wacker Drive, Suite 2500
Chicago, Illinois 60606
(847) 734-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Cynthia M. Krus
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20001
(202) 383-0100

CALCULATION OF FILING FEE

Transaction Valuation(l)	Amount of Filing Fee(2)
$700,167	$64.91

(1)         Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 53,942 shares of common stock, par value $0.001 per share, of Hancock Park Corporate Income, Inc. at a price equal to $12.98 per share, which represents the Company’s net asset value as of September 30, 2021.
(2)         The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2022, equals 0.009270% of the value of the transaction.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $64.91
Form or Registration No.: Schedule TO
Filing Party: Hancock Park Corporate Income, Inc.
Date Filed: November 22, 2021

☐            Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            Third-party tender offer subject to Rule 14d-1.
☒          Issuer tender offer subject to Rule 13e-4.
☐            Going-private transaction subject to Rule 13e-3.
☐            Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT
This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 22, 2021 by Hancock Park Corporate Income, Inc., a Maryland corporation (the “Company”), to purchase up to 53,942 shares (the "Shares") of its issued and outstanding common stock, par value $0.001 per share at a price equal to $12.91 per Share (which reflects the net asset value per share on December 29, 2021). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated November 22, 2021, and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 11:59 P.M., Central Time, on December 27, 2021, and the number of Shares tendered and not withdrawn exceeded the number of Shares that the Company was able to purchase under the terms of the Offer. In accordance with the terms of the Offer, the Company repurchased 53,942 Shares on a pro rata basis from among the requests received by the Company at a price equal to $12.91 per Share for an aggregate purchase price of approximately $696,391.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2021

HANCOCK PARK CORPORATE INCOME, INC.

By:	/s/ Bilal Rashid
Name:	Bilal Rashid
Title:	President and Chief Executive Officer